

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 23, 2017

Via E-mail
Mr. Stephen M. Nolan
Chief Financial Officer
Vista Outdoor, Inc.
262 North University Drive
Farmington, UT 84025

    RE: **Vista Outdoor, Inc.**
              Form 10-K for the Year Ended March 31, 2016
              Filed May 27, 2016
              Responses Dated February 16, 2017 and February 17, 2017
              File No. 1-36597

Dear Mr. Nolan:

      We have reviewed your February 16, 2017 and February 17, 2017 responses to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 23, 2017 letter.

Form 10-K for the Year Ended March 31, 2016

Financial Statements

16. Operating Segment Information, page 78

1.   We note your response to prior comment one. Please provide the following:

- You indicate that on a monthly basis, each of your operating Segment Presidents and the Segment Controllers (Outdoor Products and Shooting Sports) prepare and present to your CEO, the results of the business and the forecast for the remainder of the fiscal year. Please clarify whether each operating Segment President is responsible for the results of their individual operating segment only or the combined results of Outdoor Products and Shooting Sports. Please tell us whether there are any responsibilities that are shared by the operating Segment Presidents;

- You indicate that the Segment Presidents are also responsible for capital allocations within each of their operating segments and other investments, including research and development and certain marketing expenditures. Please provide us with your Segment President's level of capital spending authority not requiring approval of the CEO;

- Please tell us the level of budget detail that is reviewed and/or approved by your CEO (e.g. product line, reporting unit, etc.);

- We note your organizational structure includes Senior Vice Presidents of Marketing and Sales, who report to the CEO. Please tell us what are your Segment President's responsibilities regarding marketing and sales and how these responsibilities are bifurcated between the SVPs and the Segment Presidents;

- Please tell us how the compensation of the Segment Presidents is determined;

- Please provide us with your most recent monthly CODM reporting package including the supporting detail, as described in your prior response; and

- Please provide us with your most recent reporting package provided to your Board of Directors.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Kevin Stertzel, Staff Accountant at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction